Exhibit 12

H. J. HEINZ COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

Three Months
Ended
July 29,
2009
(Thousands of Dollars)

Fixed Charges:
Interest expense*	$84,249
Capitalized interest	—
Interest component of rental expense	8,676

Total fixed charges	$92,925

Earnings:
Income before income taxes	$306,224
Add: Interest expense*	84,249
Add: Interest component of rental expense	8,676
Add: Amortization of capitalized interest	91

Earnings as adjusted	$399,240

Ratio of earnings to fixed charges	4.30

*	Interest expense includes amortization of debt expense and any discount or premium relating to indebtedness.